Pricing supplement To prospectus dated April 15, 2016, prospectus supplement dated April 15, 2016 and product supplement no. 1-I dated April 15, 2016	Pricing supplement to Product Supplement No. 1-I Registration Statement Nos. 333-209682 and 333-209682-01 Dated December 15 , 2017; Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	Floating Rate Notes Linked to 3-Month USD LIBOR due December 20, 2052 $12,650,000 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co., maturing December 20, 2052.

•	The notes are designed for investors who seek (a) periodic interest payments that (1) for each Interest Period beginning on and including the Original Issue Date and ending on but excluding December 20, 2020 are linked to 3-Month USD LIBOR as determined on each Determination Date times 0.66 minus 0.40%, (2) for each Interest Period beginning on and including December 20, 2020 and ending on but excluding December 20, 2037 are linked to 3-Month USD LIBOR as determined on each Determination Date minus 0.40%, and (3) for each Interest Period thereafter are linked to 3-Month USD LIBOR as determined on each Determination Date, provided that for each interest period such rate will not be less than the Minimum Interest Rate of 0.00% per annum and (b) the applicable Repurchase Amount on any Repurchase Date or the return of their initial investment at maturity, as applicable. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	You may request that we repurchase your notes on a biennial basis (i.e. every two years) on or after the Initial Repurchase Date (approximately 3 years after the Original Issue Date), subject to your compliance with the procedural requirements and the other limitations set forth under “Additional Key Terms” on page PS-2 of this pricing supplement and “Annex A — Supplemental Terms of Notes — Early Repurchase.” You will receive less than your principal amount if you request that we repurchase your notes on any Repurchase Date prior to December 20, 2038.
•	These notes have a relatively long maturity relative to other fixed income products. Longer dated notes may be more risky than shorter dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.
•	The notes priced on December 15, 2017 and are expected to settle on or about December 20, 2017.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Payment at Maturity:	If the notes have not been repurchased early, we will pay you on the Maturity Date the outstanding principal amount of your notes plus any accrued and unpaid interest.
Interest:	If the notes have not been repurchased early, we will pay you interest on each Interest Payment Date based on the applicable Day Count Fraction and subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Periods:	The period beginning on and including the Original Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 20th day of each March, June, September and December of each year, commencing on March 20, 2018, provided that the final Interest Payment Date shall occur on the Maturity Date, subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	With respect to each Interest Period beginning on and including the Original Issue Date and ending on but excluding December 20, 2020, a rate per annum equal to 3-Month USD LIBOR times 0.66 minus 0.40%; with respect to each Interest Period beginning on and including December 20, 2020 and ending on but excluding December 20, 2037, a rate per annum equal to 3-Month USD LIBOR minus 0.40%; and, with respect to each Interest Period thereafter, a rate per annum equal to 3-Month USD LIBOR, as determined on each Determination Date, provided that such rate will not be less than the Minimum Interest Rate.
Minimum Interest Rate:	0.00% per annum
3-Month USD LIBOR:	3-Month USD LIBOR refers to the London Interbank Offered Rate for deposits in U.S. dollars with a Designated Maturity of 3 months that appears on the Reuters page “LIBOR01” (or any successor page) under the heading “3Mo” at approximately 11:00 a.m., London time, on the applicable Determination Date, as determined by the calculation agent. If on the applicable Determination Date, 3-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will determine 3-Month USD LIBOR in accordance with the procedures set forth under “What is 3-Month USD LIBOR?” in this pricing supplement.
Determination Date:	For each Interest Period, two London Business Days immediately prior to the beginning of the applicable Interest Period.
London Business Day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
Business Day:	Any day, other than a Saturday, Sunday or a day on which banking institutions in the City of New York, New York are generally authorized or obligated by law or executive order to close.
Pricing Date:	December 15, 2017
Original Issue Date (Settlement Date):	December 20, 2017, subject to the Business Day Convention.
Maturity Date:	December 20, 2052, subject to the Business Day Convention.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	46647MPR8

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-19 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$10	$990
Total	$12,650,000	$126,500	$12,523,500

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, and are not the obligations of, or guaranteed by, a bank.

December 15, 2017

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000089109216014194/e00048_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Payment upon Early Repurchase:

You may request that we repurchase your notes on any Repurchase Date on or after December 20, 2020 (the “Initial Repurchase Date”), during the term of the notes by following the procedures described under “Annex A — Supplemental Terms of Notes — Early Repurchase,” which will include our receiving a Repurchase Notice no earlier than forty five business days prior to the relevant Repurchase Date and by no later than 4:00 p.m., New York City time, fifteen business days prior to the relevant Repurchase Date. If you fail to comply with these procedures, your notice will be deemed ineffective.

Repurchase Amount:	Upon early repurchase, you will receive for each $1,000 principal amount note, in addition to any accrued but unpaid interest, a cash payment on the applicable Repurchase Date equal to:

Repurchase Dates occurring:	Repurchase Amount
From and including December 20, 2020 to and including December 20, 2026	$980
From and including December 20, 2028 to and including December 20, 2036	$990
From and including December 20, 2038 to and including December 20, 2052	$1,000

You may request that we repurchase your notes on a biennial basis (i.e. every two years) on or after the Initial Repurchase Date, subject to your compliance with the procedural requirements and the other limitations set forth herein and under “Annex A — Supplemental Terms of Notes — Early Repurchase.” You will receive less than your principal amount if you request that we repurchase your notes on any Repurchase Date prior to December 20, 2038.

Repurchase Dates†:

December 20, 2020, December 20, 2022, December 20, 2024, December 20, 2026, December 20, 2028, December 20, 2030, December 20, 2032, December 20, 2034, December 20, 2036, December 20, 2038, December 20, 2040, December 20, 2042, December 20, 2044, December 20, 2046, December 20, 2048, December 20, 2050 and December 2052

Repurchase Notice:	A repurchase notice substantially in the form of the Repurchase Notice set forth in Annex B to this pricing supplement

†Subject to postponement as described under “General Terms of Notes – Postponement of a Payment Date” in the accompanying product supplement.

JPMorgan Structured Investments —	PS- 2
Floating Rate Notes Linked to 3-Month USD LIBOR

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL ON ANY REPURCHASE DATE ON OR AFTER DECEMBER 20, 2038 OR AT MATURITY ONLY – Regardless of the performance of 3-Month USD LIBOR, we will pay you at least the principal amount of your notes if you request that we repurchase your notes on any Repurchase Date on or after December 20, 2038 or if you hold the notes to maturity. However, you will receive less than your principal amount if you request that we repurchase your notes on any Repurchase Date prior to December 20, 2038. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount upon early repurchase or maturity is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	PERIODIC INTEREST PAYMENTS – The notes offer periodic interest payments on each Interest Payment Date. With respect to the Interest periods beginning on and including the Original Issue Date and ending on but excluding December 20, 2020, your notes will pay interest at a rate per annum equal to 3-Month USD LIBOR times 0.66 minus 0.40%. With respect to the Interest Periods beginning on and including December 20, 2020 and ending on but excluding December 20, 2037, your notes will pay interest at a rate per annum equal to 3-Month USD LIBOR minus 0.40%. With respect to the Interest Periods thereafter, your notes will pay interest at a rate per annum equal to 3-Month USD LIBOR, provided that such rate will not be less than the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	BIENNIAL REPURCHASES — You may request that we repurchase your notes on a biennial basis (i.e. every two years) on any Repurchase Date during the term of the notes on or after the Initial Repurchase Date by delivering a repurchase notice to us via email at rates_repurchase@jpmorgan.com no earlier than forty five business days prior to the relevant Repurchase Date and by no later than 4:00 p.m., New York City time, fifteen business days prior to the relevant Repurchase Date and following the procedures described under “Annex A — Supplemental Terms of Notes — Early Repurchase.” Upon early repurchase, you will receive for each $1,000 principal amount note a cash payment on the relevant Repurchase Date equal to the Repurchase Amount plus accrued and unpaid interest. You will receive less than your principal amount if you request that we repurchase your notes on any Repurchase Date prior to December 20, 2038.
•	TREATED AS VARIABLE RATE DEBT INSTRUMENTS – You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes, except to the extent of original issue discount, if any. In addition, a U.S. Holder (as defined in the accompanying product supplement) must include original issue discount, if any, in income as ordinary income as it accrues, generally in advance of receipt of cash attributable to such income. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the Original Issue Date should consult their tax advisors with respect to the tax consequences of an investment in the notes, and the potential application of special rules.
Non-U.S. Holders should note that final Treasury regulations were released on legislation that imposes a withholding tax of 30% on payments to certain foreign entities unless information reporting and diligence requirements are met, as described in “Material U.S. Federal Income Tax Consequences–Tax Consequences to Non-U.S. Holders” in the accompanying product supplement. Pursuant to the final regulations, such withholding tax will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to this withholding tax. The withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2019.
•	NOTES USED AS QUALIFIED REPLACEMENT PROPERTY— Prospective investors seeking to treat the notes as “qualified replacement property” for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended (the “Code”), should be aware that Section 1042 requires the issuer to meet certain requirements in order for the notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “passive income test”). For purposes of the passive income test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the “affiliated group”) when computing the amount of passive investment income under Section 1042.

We believe that less than 25 percent of our affiliated group’s gross receipts is passive investment income for the taxable year ending December 31, 2016.  In making this determination, we have made certain assumptions and used procedures which we believe are reasonable.  Accordingly, JPMorgan Financial, as issuer, is of the view that the notes should qualify as “qualified replacement property.” We cannot give any assurance as to whether our affiliated group will continue to meet the passive income test.  It is, in addition, possible that the Internal Revenue Service may disagree with the manner in which we have calculated the affiliated group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein.

The notes are securities with no established trading market.  No assurance can be given as to whether a trading market for the notes will develop or as to the liquidity of a trading market for the notes.  The availability and liquidity of a trading market for the notes will also be affected by the degree to which purchasers treat the notes as qualified replacement property.

JPMorgan Structured Investments —	PS- 3
Floating Rate Notes Linked to 3-Month USD LIBOR

Selected Risk Considerations

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE – With respect to the Interest periods beginning on and including the Original Issue Date and ending on but excluding December 20, 2020, your notes will pay interest at a rate per annum equal to 3-Month USD LIBOR times 0.66 minus 0.40%, with respect to the Interest Periods beginning on and including December 20, 2020 and ending on excluding December 20, 2037, your notes will pay interest at a rate per annum equal to 3-Month USD LIBOR minus 0.40%, and with respect to the Interest Periods thereafter, your notes will pay interest at a rate per annum equal to 3-Month USD LIBOR, provided that such rate will not be less than the Minimum Interest Rate.
•	IF YOU REQUEST THAT WE REPURCHASE YOUR NOTES ON ANY REPURCHASE DATE PRIOR TO DECEMBER 20, 2038, YOU WILL LOSE SOME OF THE PRINCIPAL AMOUNT OF YOUR NOTES— If you request that we repurchase your notes on any Repurchase Date prior to December 20, 2038, the payment that you receive on the Repurchase Date will be the relevant Repurchase Amount. The Repurchase Amount for any Repurchase Date from and including December 20, 2020 to and including December 20, 2026 is equal to $980 for each $1,000 principal amount note, and the Repurchase Amount for any Repurchase Date from and including December 20, 2028 to and including December 20, 2036 is equal to $990 for each $1,000 principal amount note. As a result, if you request that we repurchase your notes on any Repurchase Date prior to December 20, 2038, the Repurchase Amount will be less than the $1,000 principal amount note. Accordingly, you may lose some of your principal amount upon an early repurchase.
•	THE INTEREST RATE ON THE NOTES IS BASED ON 3-MONTH USD LIBOR OVER WHICH WE HAVE NO SUBSTANTIVE CONTROL – The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of 3-Month USD LIBOR, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of 3-Month USD LIBOR, supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a negative impact on the Interest Rate and on the value of the notes in the secondary market. The effect that any single factor may have on 3-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month USD LIBOR, and consequently the Interest Rate for any Interest Period, to increase or decrease. A decrease in 3-Month USD LIBOR will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period.
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES – The rate of interest on your notes will be variable and determined based on 3-Month USD LIBOR, provided that such rate will not be less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES – By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming that short term rates rise, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
•	THERE ARE RESTRICTIONS ON YOUR ABILITY TO REQUEST THAT WE REPURCHASE YOUR NOTES— You may submit a request to have us repurchase your notes on any Repurchase Date. In addition, if you elect to exercise your right to have us repurchase your notes, your request that we repurchase your notes is only valid if we receive your Repurchase Notice no earlier than forty five business days prior to the relevant Repurchase Date and by no later than 4:00 p.m., New York City time, fifteen business days prior to the relevant Repurchase Date and following the procedures described under “Annex A — Supplemental Terms of Notes — Early Repurchase” and we (or our affiliates) acknowledge receipt of the Repurchase Notice that same day. If we do not receive that Repurchase Notice or we (or our affiliates) do not acknowledge receipt of that notice, your repurchase request will not be effective and we will not be required to repurchase your notes on the corresponding Repurchase Date. Because of the timing requirements of the Repurchase Notice, settlement of the repurchase will be prolonged when compared to a sale and settlement in the secondary market. As your request that we repurchase your notes is irrevocable, this will subject you to market risk in the event the market fluctuates after we receive your request.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading

JPMorgan Structured Investments —	PS- 4
Floating Rate Notes Linked to 3-Month USD LIBOR

activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.

In addition, the calculation agent may exercise discretion in determining the Interest Rate for an Interest Period if 3-Month USD LIBOR is not published or is permanently discontinued, which may adversely affect the return on and the market value of the notes. See “— 3-Month USD LIBOR May Be Calculated Based on Bank Quotations or Determined Based on Calculation Agent Discretion or, If It Is Permanently Discontinued, Replaced By a Successor or Substitute Interest Rate” below.

Furthermore, ICE Benchmark Administration calculates 3-Month USD LIBOR using submissions from contributing banks, including an affiliate of ours. We and our affiliates will have no obligation to consider your interests as a holder of the notes in taking any actions in connection with acting as a 3-Month USD LIBOR contributing bank that might affect 3-Month USD LIBOR or the notes.

•	3-Month USD LIBOR will be affected by a number of factors — The amount of interest payable on the notes will depend on 3-Month USD LIBOR. A number of factors can affect 3-Month USD LIBOR by causing changes in the value of 3-Month USD LIBOR including, but not limited to:

•      supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term;

•      sentiment regarding underlying strength in the U.S. and global economies;

•      expectations regarding the level of price inflation;

•      sentiment regarding credit quality in the U.S. and global credit markets;

•      central bank policy regarding interest rates;

•      inflation and expectations concerning inflation; and

•      performance of capital markets.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

•	3-Month USD LIBOR may be volatile — 3-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:

•      sentiment regarding the U.S. and global economies;

•      expectation regarding the level of price inflation;

•      sentiment regarding credit quality in U.S. and global credit markets;

•      central bank policy regarding interest rates; and

•      performance of capital markets.

Increases or decreases in 3-Month USD LIBOR could result in the corresponding Interest Rate decreasing to the Minimum Interest Rate of 0.00% per annum and thus in the reduction of interest payable on the notes.

•	UNCERTAINTY ABOUT THE FUTURE OF LIBOR MAY ADVERSELY AFFECT 3-MONTH USD LIBOR AND THEREFORE THE RETURN ON AND THE MARKET VALUE OF THE NOTES — On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates the London Interbank Offered Rate (“LIBOR”), announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR rates to the LIBOR administrator. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before or after 2021 or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR and it is impossible to predict the effect of any such alternatives on the value of LIBOR-based securities, such as the notes. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect 3-Month USD LIBOR rates during the term of the notes and your return on the notes and the trading market for LIBOR-based securities, including the notes. If 3-Month USD LIBOR is no longer published on the Reuters page “LIBOR01” or is permanently discontinued, the Interest Rate will be determined in the manner set forth under “What is 3-Month USD LIBOR?” in this pricing supplement, which may adversely affect the return on and the market value of the notes. See the next risk consideration for more information.
•	3-MONTH USD LIBOR MAY BE CALCULATED BASED ON BANK QUOTATIONS OR DETERMINED BASED ON CALCULATION AGENT DISCRETION OR, IF IT IS PERMANENTLY DISCONTINUED, REPLACED BY A SUCCESSOR OR SUBSTITUTE INTEREST RATE — If on a Determination Date, 3-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then 3-Month USD LIBOR for that Determination Date will be determined based on quotations from the principal London office of four major banks in the London interbank market (which may include our affiliates), selected by the calculation agent, for deposits in U.S. dollars in a Representative Amount and for a term equal to the Designated Maturity of 3 months, at approximately 11:00 a.m., London time, on that Determination Date. If fewer than two such quotations are provided, then 3-Month USD LIBOR for that Determination Date, provided that that Determination Date is also a Business Day, will be determined based on quotation from each of three major banks in The City of New York (which may include our affiliates) for that bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term equal to the Designated Maturity of 3 months, at approximately 11:00 a.m., New York City time, on that Determination Date. If fewer than two such rates are provided, or if that Determination Date is not also a Business Day, then the calculation agent, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate 3-Month USD LIBOR, will determine 3-Month USD LIBOR for that Determination Date in its sole discretion. Notwithstanding the foregoing, if the calculation agent determines on the relevant Determination Date that 3-Month USD LIBOR has been permanently discontinued, then the calculation agent will use a substitute or successor interest rate that it determines in its sole discretion to be most comparable to 3-

JPMorgan Structured Investments —	PS- 5
Floating Rate Notes Linked to 3-Month USD LIBOR

Month USD LIBOR, provided that if the calculation agent determines that there is an industry-accepted successor interest rate, then the calculation agent will use that successor interest rate.  If the calculation agent has determined a substitute or successor interest rate in accordance with the foregoing sentence, the calculation agent in its sole discretion may determine what Business Day Convention to use, what Interest Accrual Convention to use, the definition of Business Day, the Determination Dates and any other relevant methodology for calculating that substitute or successor interest rate in a manner that is consistent with industry-accepted practices for that substitute or successor interest rate.  Any of the foregoing determinations or actions by the calculation agent could result in adverse consequences to the applicable Interest Rate on the applicable Determination Date, which could adversely affect the return on and the market value of the notes.

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission or reflects the deduction of a discount allowed to each agent and includes the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission or discount and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to 3-Month USD LIBOR on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•      the expected volatility of 3-Month USD LIBOR;

•      the time to maturity of the notes;

•      interest and yield rates in the market generally, as well as the volatility of those rates;

•      a variety of economic, financial, political, regulatory or judicial events; and

•      our or JPMorgan Chase & Co.’s creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	PS- 6
Floating Rate Notes Linked to 3-Month USD LIBOR

Hypothetical Interest Rate for any Interest Period occurring on or after the Original Issue Date but before December 20, 2020

The following table illustrates the Interest Rate determination for an Interest Period occurring on or after the Original Issue Date but before December 20, 2020 for a hypothetical range of performance of 3-Month USD LIBOR and reflects the Minimum Interest Rate set forth on the cover of this pricing supplement. The hypothetical 3-Month USD LIBOR and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual 3-Month USD LIBOR or interest payment applicable to a purchaser of the notes.

Hypothetical 3-Month USD LIBOR		Multiplier		Spread		Hypothetical Interest Rate
9.00%	*	0.66	-	0.40%	=	5.54%
8.00%	*	0.66	-	0.40%	=	4.88%
7.00%	*	0.66	-	0.40%	=	4.22%
6.00%	*	0.66	-	0.40%	=	3.56%
5.00%	*	0.66	-	0.40%	=	2.90%
4.00%	*	0.66	-	0.40%	=	2.24%
3.00%	*	0.66	-	0.40%	=	1.58%
2.00%	*	0.66	-	0.40%	=	0.92%
1.00%	*	0.66	-	0.40%	=	0.26%
0.00%	*	0.66	-	0.40%	=	0.00%*
-1.00%	*	0.66	-	0.40%	=	0.00%*
-2.00%	*	0.66	-	0.40%	=	0.00%*

* The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum.

The following examples illustrate how the hypothetical Interest Rates set forth in the table above are calculated for a particular Interest Period occurring on or after the Original Issue Date but before December 20, 2020 and assume that you do not request that we repurchase your notes and the number of calendar days in the applicable Interest Period is 90. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: On any Interest Period occurring on or after the Original Issue Date but before December 20, 2020, 3-Month USD LIBOR is 3.50% on the applicable Determination Date. The Interest Rate is 1.91% per annum, calculated as follows:

(3.50% * 0.66)-0.40% = 1.91%

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 1.91% × (90/360) = $4.78

Example 2: On any Interest Period occurring on or after the Original Issue Date but before December 20, 2020, 3-Month USD LIBOR is -2.00% on the applicable Determination Date. Because 3-Month USD LIBOR of -2.00% times 0.60, minus 0.40% is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate is the Minimum Interest Rate of 0.00% per annum and no interest payment is made.

JPMorgan Structured Investments —	PS- 7
Floating Rate Notes Linked to 3-Month USD LIBOR

Hypothetical Interest Rate for any Interest Period occurring on or after December 20, 2020 but before December 20, 2037

The following table illustrates the Interest Rate determination for an Interest Period occurring on or after December 20, 2020 but before December 20, 2037 for a hypothetical range of performance of 3-Month USD LIBOR and reflects the Minimum Interest Rate set forth on the cover of this pricing supplement. The hypothetical 3-Month USD LIBOR and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual 3-Month USD LIBOR or interest payment applicable to a purchaser of the notes.

Hypothetical 3-Month USD LIBOR		Spread		Hypothetical Interest Rate
9.00%	-	0.40%	=	8.60%
8.00%	-	0.40%	=	7.60%
7.00%	-	0.40%	=	6.60%
6.00%	-	0.40%	=	5.60%
5.00%	-	0.40%	=	4.60%
4.00%	-	0.40%	=	3.60%
3.00%	-	0.40%	=	2.60%
2.00%	-	0.40%	=	1.60%
1.00%	-	0.40%	=	0.60%
0.40%	-	0.40%	=	0.00%
0.00%	-	0.40%	=	0.00%*
-1.00%	-	0.40%	=	0.00%*
-2.00%	-	0.40%	=	0.00%*

* The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown above would be lower.

Hypothetical Examples of Interest Rate Calculation

The following examples illustrate how the hypothetical Interest Rates set forth in the table above are calculated for a particular Interest Period occurring on or after December 20, 2020 but before December 20, 2037 and assume that you do not request that we repurchase your notes and the number of calendar days in the applicable Interest Period is 90. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: On any Interest Period occurring on or after December 20, 2020 but before December 20, 2037, 3-Month USD LIBOR is 0.50% on the applicable Determination Date. The Interest Rate is 0.10% per annum, calculated as follows:

0.50% - 0.40% = 0.10%

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 0.10% × (90/360) = $0.25

Example 2: On any Interest Period occurring on or after December 20, 2020 but before December 20, 2037, 3-Month USD LIBOR is -2.00% on the applicable Determination Date. Because 3-Month USD LIBOR of -2.00% minus 0.40% is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate is the Minimum Interest Rate of 0.00% per annum and no interest payment is made.

JPMorgan Structured Investments —	PS- 8
Floating Rate Notes Linked to 3-Month USD LIBOR

What is 3-Month USD LIBOR?

For purposes of the notes, 3-Month USD LIBOR is the London Interbank Offered Rate for deposits in U.S. dollars for a period of three months calculated as set forth above under “Key Terms – 3-Month USD LIBOR”.

Notwithstanding anything to the contrary in the accompanying product supplement, if, on a Determination Date, 3-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will request the principal London office of four major banks in the London interbank market, selected by the calculation agent, for deposits in U.S. dollars in a Representative Amount and for a term equal to the Designated Maturity of 3 months, at approximately 11:00 a.m., London time, on that Determination Date.  If at least two such quotations are provided, 3-Month USD LIBOR for that Determination Date will be the arithmetic average of those quotations.  If fewer than two such quotations are provided, the calculation agent, provided that the applicable Determination Date is also a Business Day, will request each of three major banks in The City of New York to provide that bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term equal to the Designated Maturity of 3 months, at approximately 11:00 a.m., New York City time, on that Determination Date.  If at least two such rates are provided, then 3-Month USD LIBOR for that Determination Date will be the arithmetic average of those rates.  If fewer than two such rates are provided, or if that Determination Date is not also a Business Day, then the calculation agent, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate 3-Month USD LIBOR, will determine 3-Month USD LIBOR for that Determination Date in its sole discretion.  The “Representative Amount” means an amount equal to at least $1,000,000.

Notwithstanding the foregoing, if the calculation agent determines on the relevant Determination Date that 3-Month USD LIBOR has been permanently discontinued, then the calculation agent will use a substitute or successor interest rate that it determines in its sole discretion to be most comparable to 3-Month USD LIBOR, provided that if the calculation agent determines that there is an industry-accepted successor interest rate, then the calculation agent will use that successor interest rate.  If the calculation agent has determined a substitute or successor interest rate in accordance with the foregoing sentence, the calculation agent in its sole discretion may determine what Business Day Convention to use, what Interest Accrual Convention to use, the definition of Business Day, the Determination Dates and any other relevant methodology for calculating that substitute or successor interest rate in a manner that is consistent with industry-accepted practices for that substitute or successor interest rate.

See “Selected Risk Considerations — Uncertainty About the Future of LIBOR May Adversely Affect 3-Month USD LIBOR and Therefore the Return On and Market Value of the Notes” in this pricing supplement for additional information.

Historical Information

The following graphs set forth the weekly historical performance of the 3-Month USD LIBOR from January 6, 2012 through December 15, 2017. 3-Month USD LIBOR on December 15, 2017 was 1.61331%. We obtained the rate used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical data with respect to 3-Month USD LIBOR is not necessarily indicative of the future performance of 3-Month USD LIBOR. Any historical upward or downward trend in 3-Month USD LIBOR during any period set forth below is not an indication that 3-Month USD LIBOR is more or less likely to increase or decrease at any time during the term of the notes. No assurance can be given as to 3-Month USD LIBOR on any given day.

JPMorgan Structured Investments —	PS- 9
Floating Rate Notes Linked to 3-Month USD LIBOR

Validity of the Notes and Guarantee

In the opinion of Sidley Austin llp, as counsel to the Company and the Guarantor, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the related guarantee will be a valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Limited Liability Company Act of Delaware and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 24, 2016, which has been filed as Exhibit 5.4 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on February 24, 2016.

JPMorgan Structured Investments —	PS- 10
Floating Rate Notes Linked to 3-Month USD LIBOR

Annex A

Supplemental Terms of Notes

Early Repurchase

You may submit a request to have us repurchase your notes on any Repurchase Date during the term of the notes on or after the Initial Repurchase Date, subject to the procedures and terms set forth below. Any repurchase request that we accept in accordance with the procedures and terms set forth below will be irrevocable.

To request that we repurchase your notes, you must instruct your broker or other person through which you hold your notes to take the following steps:

·	Send a notice of repurchase, substantially in the form attached as Annex B to this pricing supplement (a “Repurchase Notice”), to us via email at rates_repurchase@jpmorgan.com, with “Floating Rate Notes Linked to 3-Month USD LIBOR due December 20, 2052, CUSIP No. 46647MPR8” as the subject line, no earlier than forty five business days prior to the relevant Repurchase Date and by no later than 4:00 p.m., New York City time, fifteen business days prior to the relevant Repurchase Date. We or our affiliate must acknowledge receipt of the Repurchase Notice on the same business day for it to be effective, which acknowledgment will be deemed to evidence our acceptance of your repurchase request;

·	Instruct your DTC custodian to book a delivery versus payment trade with respect to your notes on the relevant Repurchase Date at a price equal to the Repurchase Amount payable upon early repurchase of the notes; and

·	Cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the day on which the notes will be repurchased.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the notes in respect of those deadlines. If we receive your Repurchase Notice forty five business days prior to the relevant Repurchase Date or if we do not receive your Repurchase Notice by 4:00 p.m., New York City time, fifteen business days prior to the relevant Repurchase Date or we (or our affiliates) do not acknowledge receipt of the Repurchase Notice on the same day, your Repurchase Notice will not be effective, and we will not repurchase your notes. Once given, a Repurchase Notice may not be revoked.

The calculation agent will, in its sole discretion, resolve any questions that may arise as to the validity of a Repurchase Notice and the timing of receipt of a Repurchase Notice or as to whether and when the required deliveries have been made. Questions about the repurchase requirements should be directed to rates_repurchase@jpmorgan.com.

JPMorgan Structured Investments —	PS- 11
Floating Rate Notes Linked to 3-Month USD LIBOR

Annex B

FORM OF REPURCHASE NOTICE

To: [ ]

Subject: Floating Rate Notes Linked to 3-Month USD LIBOR due December 20, 2052, CUSIP No. 46647MPR8

Ladies and Gentlemen:

The undersigned holder of JPMorgan Chase Financial Company LLC’s Medium-Term Notes, Series A, Floating Rate Notes Linked to 3-Month USD LIBOR due December 20, 2052, CUSIP No. 46647MPR8, fully and unconditionally guaranteed by JPMorgan Chase & Co. (the “notes”) hereby irrevocably elects to exercise, with respect to the number of the notes indicated below, as of the date hereof, the right to have you repurchase such notes on the Repurchase Date specified below as described in the product supplement no. 1-I, as supplemented by the pricing supplement dated December 15, 2017 relating to the notes (collectively, the “Supplement”). Terms not defined herein have the meanings given to such terms in the Supplement.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the notes (specified below) to book a delivery versus payment trade on the relevant Repurchase Date with respect to the number of notes specified below at a price per $1,000 principal amount note determined in the manner described in the Supplement, facing DTC 352 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 am. New York City time, on the Repurchase Date.

Very truly yours,

[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
Email:

Number of Notes surrendered for Repurchase:

Applicable Repurchase Date: _________________, 20__*

DTC # (and any relevant sub-account):

Contact Name:
Telephone:

Acknowledgment: I acknowledge that the notes specified above will not be repurchased unless all of the requirements specified in the Supplement are satisfied, including the acknowledgment by you or your affiliate of the receipt of this notice on the date hereof.

Questions regarding the repurchase requirements of your notes should be directed to rates_repurchase@jpmorgan.com.

*Subject to adjustment as described in the Supplement.

JPMorgan Structured Investments —	PS- 12
Floating Rate Notes Linked to 3-Month USD LIBOR